EXHIBIT 12 (A)
SIERRA PACIFIC RESOURCES
RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
Amounts in 000’s	2006	2005	2004	2003	2002
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations
After Interest Charges	$279,792	$86,137	$30,842	$(117,286)	$(297,733)
Income Taxes	145,605	43,118	18,050	(51,275)	(162,134)

Income (Loss) From Continuing Operations
before Income Taxes	425,397	129,255	48,892	(168,561)	(459,867)

Fixed Charges	336,024	319,654	324,969	384,565	295,877
Capitalized Interest	(17,119)	(24,691)	(8,587)	(5,976)	(5,270)
Preferred Stock Dividend Requirement	(3,602)	(6,000)	(6,000)	(6,000)	(6,000)

Total	$740,700	$418,218	$359,274	$204,028	$(175,260)

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$332,422	$313,654	$318,969	$378,565	$289,877
Preferred Stock Dividend Requirement	3,602	6,000	6,000	6,000	6,000

Total	336,024	319,654	$324,969	$384,565	$295,877

RATIO OF EARNINGS TO FIXED CHARGES	2.20	1.31	1.11

DEFICIENCY	$—	$—	$—	$180,537	$471,137

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.
     For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirement of SPPC. “Earnings” represent pre-tax income (or Loss) from continuing operations before pre-tax preferred stock dividend requirement of SPPC, fixed charges and capitalized interest.